EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3 Months
	Ended
	March 31,	12 Months Ended December 31,
(Dollars in millions)	2005	2004	2003	2002	2001	2000
EARNINGS
Income (loss) before income taxes	$135	$323	$(690)	$(19)	$(339)	$70

Add:
Amortization of previously capitalized interest	3	11	11	10	10	10
Minority interest in net income of consolidated subsidiaries with fixed charges	22	63	36	57	28	45
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	7	5	4	6
Proportionate share of net loss of investees accounted for by the equity method	—	1	21	17	43	29

Total additions	25	75	75	89	85	90

Deduct:
Capitalized interest	1	7	8	7	2	12
Minority interest in net loss of consolidated Subsidiaries	3	6	15	5	15	8
Undistributed proportionate share of net income of investees accounted for by the equity method	—	6	4	2	—	3

Total deductions	4	19	27	14	17	23

TOTAL EARNINGS	$156	$379	$(642)	$56	$(271)	$137

FIXED CHARGES
Interest expense	$102	$369	$296	$243	$298	$283
Capitalized interest	1	6	8	7	2	12
Amortization of debt discount, premium or expense	12	61	44	9	6	1
Interest portion of rental expense (1)	23	92	89	76	74	73

Proportionate share of fixed charges of investees accounted for by the equity method	—	—	7	5	4	6

TOTAL FIXED CHARGES	$138	$528	$444	$340	$384	$375

TOTAL EARNINGS BEFORE FIXED CHARGES	$294	$907	$(198)	$396	$113	$512

RATIO OF EARNINGS TO FIXED CHARGES	2.13	1.72	*	1.16	**	1.36

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $642 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $271 million.

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.